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J. Neil McMurdie
Senior Counsel
(860) 580-2824

Fax: (860) 580-4844

neil.mcmurdie@us.ing.com

October 8, 2010

BY EDGARLINK

U.S. Securities and Exchange Commission
Office of Investment Management

100 F Street, NE

Washington, DC 20549

Attn:  Jeffrey A. Foor, Senior Counsel

Re:    Security Life of Denver Insurance Company

          Security Life Separate Account L1

          Correspondence Filing to Pre-Effective Amendment No. 1 to Registration Statement on Form N-6

          Prospectus Title: ING VUL-DB

          File Nos.: 333-168047 and 811-08292

Dear Mr. Foor:

On behalf of Security Life of Denver Insurance Company (the "Company") and its Security Life Variable Account L1 (the "Separate Account"), we hereby transmit an electronic format copy of a letter prepared in response to the following comments received from you earlier today, October 8, 2010, in connection with the above-referenced Pre-Effective Amendment No. l to the Registration Statement filed on September 23, 2010.

Your comments and our responses are noted below:

Comment 1. Please revise or delete the third sentence under State Variations on page 2. This statement might be viewed as an attempt to limit or disclaim liability for statements made in the prospectus.

Response to Comment 1. In response to your comment we have revised the State Variations section on page 2 to delete the third sentence. It will now read as follows:

State Variations – State variations are covered in a special policy form used in that state. This prospectus provides a general description of the policy. References in this prospectus to state law identify matters where state law may require variations from what is disclosed in this prospectus. If you would like to review a copy of the policy and riders for your particular state, contact our Customer Service Center or your agent/registered representative.

Windsor Site One Orange Way, C1S Windsor, CT 06095	ING North America Insurance Corporation

Securities and Exchange Commission

Comment 2. Where applicable, please include disclosure in the fee table, not only in the footnotes, that charges shown in the table for the representative insured person are for the first rider/policy year. This disclosure, as well as any additional disclosure, may also remain in the footnotes.

Response to Comment 2. We have revised the Fee Tables as you have requested. Where applicable, the Fee Tables will include a statement that the charges shown for the representative insured person are for the first policy /rider year. We have not changed the footnote disclosures. Those affected tables will now read as follows:

Surrender Charge [1]

•      During the first 15 Segment years when you surrender your policy, decrease your Stated Death Benefit, take a partial withdrawal that decreases your Stated Death Benefit or allow your policy to lapse.

Range from • $3.40 to $42.00 per $1,000.00 of Stated Death Benefit.

Representative insured person

•      $20.00 per $1,000.00 of Stated Death Benefit.

•      The representative insured person is a male, age 40.

•      The rates shown for the representative insured person are for the first policy year.

*****

Cost of Insurance Charge [5]	• On each Monthly Processing Date.	Range from • $0.02 to $83.33 per $1,000.00 of net amount at risk.

Representative insured person

•      $0.12 per $1,000.00 of net amount at risk for each Segment of your Stated Death Benefit.

•      The representative insured person is a male, age 40 in the preferred no tobacco risk class.

•      The rates shown for the representative insured person are for the first policy year.

*****

Administrative Charge [6]	• On each Monthly Processing Date.	Range from • $0.08 to $0.28 per $1,000.00 of Stated Death Benefit.

Representative insured person

•      $0.09 per $1,000.00 of Stated Death Benefit.

•      The representative insured person is a male, age 40 in the preferred no tobacco risk class.

•      The rates shown for the representative insured person are for the first policy year.

*****

Securities and Exchange Commission

Additional Insured Rider

Charge	When Deducted	Amount Deducted
Maximum Guaranteed Charges [8]
Additional Insured Rider Charge [9]	• On each Monthly Processing Date.	Range from • $0.02 to $83.33 per $1,000.00 of rider benefit.

Representative insured person

•      $0.02 per $1,000.00 of rider benefit.

•      The representative insured person is a female, age 10 in the no tobacco risk class.

•      The rates shown for the representative insured person are for the first rider year.

*****

Adjustable Term Insurance Rider

Charge	When Deducted	Amount Deducted
Maximum Guaranteed Charges [8]
Adjustable Term Insurance Rider Cost of Insurance Charge [10]	• On each Monthly Processing Date.	Range from • $0.02 to $83.33 per $1,000.00 of rider benefit.

Representative insured person

•      $0.12 per $1,000.00 rider benefit.

•      The representative insured person is a male, age 40 in the preferred no tobacco risk class.

•      The rates shown for the representative insured person are for the first rider year.

*****

Guaranteed Death Benefit Rider

Charge	When Deducted	Amount Deducted
Maximum Guaranteed Charges [11]
Guaranteed Death Benefit Rider Charge [12]	• On each Monthly Processing Date during the guarantee period.	Range from • $0.001 to $0.02 per $1,000.00 of insurance coverage.

Representative insured person

•      $0.004 per $1,000.00 of insurance coverage.

•      The representative insured person is age 40.

•      The rates shown for the representative insured person are for the first rider year.

*****

Securities and Exchange Commission

Waiver of Cost of Insurance Rider

Charge	When Deducted	Amount Deducted
Maximum Guaranteed Charges [11]
Waiver of Cost of Insurance Rider Charge [13]	• On each Monthly Processing Date.	Range from • $3.82 to $19.48 per $100.00 of rider coverage.

Representative insured person

•      $7.43 per $100.00 of rider coverage.

•      The representative insured person is age 40.

•      The rates shown for the representative insured person are for the first rider year.

*****

Waiver of Specified Premium Rider

Charge	When Deducted	Amount Deducted
Maximum Guaranteed Charges [11]
Waiver of Specified Premium Rider Charge [14]	• On each Monthly Processing Date.	Range from • $1.70 to $12.70 per $100.00 of rider coverage.

Representative insured person

•      $3.00 per $100.00 of rider coverage.

•      The representative insured person is age 40.

•      The rates shown for the representative insured person are for the first rider year.

Comment 3. Please revise the confusing statement in Footnote 7 from your response letter stating, “after year policy year ten is 2.15%.”

Response to Comment 3.  Thank you for catching this. Footnote 7 will now read as follows:

[7]	The guaranteed maximum loan interest charge after policy year ten is 2.15%.

Comment 4. Transaction Fees and Charges. In light of your response letter, please include clear disclosure, or a reference to where disclosure may be found, explaining how the Premium Expense Charge is assessed as it relates to the concept of a Segment Year.

Response to Comment 4. In response to your comment we will add the following paragraph to the end of the Premium Expense Charge provisions in the Fees and Charges section of the prospectus to more clearly described the concept of segment year and its relation to the Premium Expense Charge:

Premium received for each coverage Segment will incur a premium expense charge based on the Segment year in which the premium is received. A Segment is a piece of death benefit coverage and Segment years are measured from the beginning of each Segment effective date. Premium received is allocated to each Segment of death benefit coverage pro-rata, based on the target premium for each coverage Segment. Premium expense charge rates currently decline after the fifth Segment year and again after the tenth Segment year. On a guaranteed basis, the maximum premium expense charge rates remain level for all Segment years.

I trust that our responses adequately address your concerns.

Securities and Exchange Commission

In order to ensure that the registration statement filed in our Pre-Effective No. 1 be declared effective today, on Tuesday October 12, 2010, we will complete a Rule 497(c) of the Securities Act of 1933 filing to incorporate the above-referenced changes into the prospectus disclosures.

Please feel free to call me at 860-580-2824 with any further comments or questions, and we would appreciate it if you would inform us as soon as the registration statement is declared effective.

Thank you for your consideration.

Sincerely,

/s/ J. Neil McMurdie

J. Neil McMurdie